Intuitive Machines, Inc.

3700 Bay Area Blvd

Houston, TX 77058

June 2, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Patrick Fullem & Evan Ewing

Re:	Intuitive Machines, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 31, 2023

File No. 333-271014

To the addressees set forth above:

This letter sets forth the response of Intuitive Machines, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated April 27, 2023 (the “Comment Letter”) with respect the Company’s Registration Statement on Form S-1 filed with the Commission on March 31, 2023 (the “S-1”). Concurrently with the submission of this letter, we are filing an amendment to the S-1 (“Amendment No. 1”) with the Commission through its EDGAR system.

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Amendment No. 1 unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment  No. 1.

Registration Statement on Form S-1 filed March 31, 2023

General

1.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that each selling securityholder acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 12, 61 and 62.

2.	It appears that you are registering 1,450,000 public warrants. Please revise the legal opinion to cover the 1,450,000 public warrants.

Response: In response to the Staff’s comment, Latham & Watkins LLP, the Company’s special counsel, has revised its legal opinion to cover the 1,450,000 public warrants.

Cover Page

3.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such security.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

4.	Disclose the exercise price(s) of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 7, 35, 36 and 62.

5.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 12, 35, 36, 61 and 62.

Risk Factors, page 11

6.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even if the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

7.	We note that the projected revenue for 2022 was $102 million, as provided in the projected financial information that management prepared in connection with the business combination. We also note that your revenue for the fiscal year ended December 31, 2022 was approximately $85.9 million. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61.

8.	In light of the significant number of redemptions, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62.

9.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Kamal Ghaffarian will be able to sell a material portion of his shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 61.

10.	We note that the February 9, 2023 forward purchase agreements provided that the sellers would be paid directly out of the funds held in the trust account. Please revise to disclose the trust account proceeds paid to the company at closing and the amount paid to the sellers from the trust account. Discuss how the agreements impacted the cash you have available for other purposes and your ability to execute your business strategy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 61.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Revenues, page 55

11.	We note your disclosure of certain launch dates in March 2023. Please update this disclosure in your next amendment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 56, 57, 58, 59 and 60.

* * * * * * * * * *

Please direct any questions or comments regarding this correspondence to our counsel, Nick S. Dhesi of Latham & Watkins LLP, at (212) 906-1675.

Very truly yours,

Intuitive Machines, Inc.

By:	/s/ Erik Sallee
Name:	Erik Sallee
Title:	Chief Financial Officer

cc:	Anna Jones, Intuitive Machines, Inc.

John Slater, Latham & Watkins LLP